

Suite 3400 – 666 Burrard St.
Vancouver, BC V6C 2X8
Tel: (604) 696-3000
Fax: (604) 696-3001

Toronto Stock Exchange: G   **New York Stock Exchange: GG**

(All Amounts in $US unless stated otherwise)

GOLDCORP ACHIEVES RECORD ADJUSTED EARNINGS IN THIRD QUARTER

VANCOUVER, BRITISH COLUMBIA, October 26, 2011 – GOLDCORP INC. **(TSX: G, NYSE: GG)** today reported record adjusted net earnings[1] in the quarter increased to $459 million, or $0.57 per share, compared to $244 million, or $0.33 per share, in the third quarter of 2010. Net earnings were $336 million compared to $721 million in the third quarter of 2010. Operating cash flows before working capital changes[2] were $681 million for the third quarter of 2011 based on gold production of 592,100 ounces at a total cash cost[3] of $258 per ounce.

Third Quarter 2011 Highlights

- Revenues increased 48% over the 2010 third quarter, to $1.3 billion, on gold sales of 571,500 ounces.

- Operating cash flow before working capital changes increased 49% over the 2010 third quarter, to $681 million or $0.84 per share.

- Adjusted net earnings increased 88% over the 2010 third quarter, to $459 million or $0.57 per share.

- Average realized gold price increased 39% over the 2010 third quarter, to $1,719 per ounce.

- Cash costs totaled $258 per ounce on a by-product basis and $551 per ounce on a co-product basis.

- Free cash flow generated during the quarter amounted to $224 million[5].

- Dividends paid amounted to $82 million.

- Quarter-end cash balance of $1.5 billion; net cash position of $614 million[6].

- Peñasquito achieves record average throughput of 102,000 tonnes per day in September.

"Our record third quarter results illustrate the earnings power of sustained high gold prices in combination with Goldcorp's low-cost gold production profile," said Chuck Jeannes, Goldcorp President and Chief Executive Officer. "With solid third quarter performance from several key mines and substantially increased production expected in the fourth quarter, we remain on track to achieve our full-year gold production target of between 2.50-2.55 million ounces. A particularly strong performer was Marlin in Guatemala, which had record production in the third quarter. Porcupine in Ontario also exceeded production expectations in addition to continued exploration success. We are also pleased to report that progress at Peñasquito on the supplemental ore feed system and tailings facility improvements remains on track for ramp-up to full 130,000 tonnes per day throughput to resume by the end of this year toward full capacity by the end of the first quarter of 2012.

"Within our industry-best growth project pipeline, the rate of progress has been equally impressive. Cerro Negro in Argentina remains on schedule for first production in 2013 and significant new vein extensions underscores the potential for further expansion of the long-term production profile at this cornerstone asset. Development is also accelerating at our two advanced-stage Canadian gold projects. Éléonore in Quebec is progressing impressively toward first gold production in 2014, and Cochenour in Red Lake is on schedule for a similar 2014 start-up. El Morro in Chile also took a significant step forward with the completion of the technical work on the feasibility study update, confirming the project's potential as an important component of our longer-term growth profile. In the near-term, the Pueblo Viejo joint venture in the Dominican Republic is positioned for first gold production in mid-2012.

"Goldcorp's strong balance sheet and accelerating cash flows leave the Company well-positioned to fund our peer-leading growth profile while also setting the stage for increases in the dividend following completion of our mine planning and budgeting process currently underway. Together with growing, low-cost gold production in areas of low political risk, Goldcorp continues to present a unique value proposition for investors seeking exposure to gold."

Financial Review

Gold sales in the third quarter were 571,500 ounces on production of 592,100 ounces. This compares to sales of 567,500 ounces on production of 588,600 ounces in the third quarter of 2010. Total cash costs were $258 per ounce of gold on a by-product basis. On a co-product basis, cash costs were $551 per ounce.

Net earnings in the quarter were $336 million compared to $721 million in the third quarter of 2010. Adjusted net earnings in the third quarter totaled $459 million, or $0.57 per share, compared to $244 million or $0.33 per share, in the third quarter of 2010. Adjusted net earnings primarily exclude the losses from the foreign exchange translation of deferred income tax liabilities, mark-to-market gains relating to a term silver sales contract and mark-to-market losses on the conversion feature of convertible senior notes but include the impact of non-cash stock option expenses which amounted to approximately $24 million or $0.03 per share for the quarter. Operating cash flow before changes in working capital was $681 million compared to $457 million in last year's third quarter. With an average realized gold price of $1,719 per ounce for the quarter and total cash costs of $258 per ounce, Goldcorp achieved another quarter of sequential growth in cash margins[4] to $1,461 per ounce of gold sold.

Mexico

Gold and silver production at Peñasquito was 55,800 and 4,203,200 ounces, respectively, for the third quarter. Lead and zinc production totaled 33.6 million pounds and 66.4 million pounds, respectively. Total cash costs amounted to negative $796 per ounce of gold.

Lower production was experienced during July and August as sulphide plant modifications and tests were completed. Normal operating conditions in September led to record weekly and monthly plant throughput in excess of 100,000 tonnes per day.

Progress continued on the supplemental ore feed system in order to ensure a sufficient quantity of pebble feed to the high pressure grinding roll (HPGR) circuit. This project is on track to be completed by the end of 2011. An additional project underway to enhance the tailings dam facility is ahead of schedule. In conjunction with this project, additional water supplies have been added to eliminate current and future shortfalls from water retention issues. Following completion of these projects by year-end, 130,000 tonne per day design throughput is expected to be achieved by the end of the first quarter of 2012.

Total material mined in the third quarter decreased by 12% in comparison to the second quarter 2011 due to increased waste haul volumes and distances involved in hauling mine waste rock to the tailings storage facility to supplement the tailings dam wall construction. Oxide ore gold production amounted to 13,000 ounces in the third quarter which was 15% lower than the second quarter of 2011. Ancillary oxide ore quantities in the Penasco pit declined consistent with the mine plan as mining transitions further into the heart of the sulphide ore body.

Exploration activities in the third quarter of 2011 focused on drilling of manto deposits below and to the east of the Peñasco pit. The project is evaluating the potential for a future high grade underground operation concurrent with existing mine plans. Third quarter drilling activities included 59 RAB drill holes totaling 2,491 metres in near-pit targets and six diamond drill holes totaling 6,186 metres in the deep manto deposits.

Gold production at Los Filos increased 10% to 73,200 ounces at a total cash cost of $490 per ounce, driven by gold grades and recoveries. Higher grades were primarily attributable to a 24% increase in high grade ore processed through the crushing and agglomeration plant. The carbon plant capacity expansion completed last quarter provided an increase in pregnant solution processing capacity of 14%, which contributed to the increase in metal production. The 2011 exploration program continues to progress with the objective of proving the extension of the Los Filos deposit towards the 4P area and El Bermejal to the south and west. Results to date are positive in support for both extensions to be included in reserves at year-end.

Canada

At Red Lake in Ontario, third quarter gold production was 127,000 ounces at a total cash cost of $405 per ounce. Production was affected by lower grades that were realized from the High Grade Zone as a result of intersecting a lower grade section of the ore body. The focus continues to be on development of the Footwall Zones as planned, resulting in fewer tonnes mined from the sulphide zones and Campbell Complex. Accelerated diamond drilling activities continued throughout the quarter from the 4199 ramp and the interconnection drift. Results continue to be favorable in a number of exploration targets. Consistent with the prior quarter, exploration and development work continued to advance the Upper Red Lake Complex, the Far East Zone and the Footwall Zones into sustained production. Results from recent surface drilling will be used to evaluate bulk underground mining options.

At Porcupine in Ontario, gold production during the third quarter increased 11% to 76,300 ounces at a total cash cost of $614 per ounce, driven by higher gold grade in the VAZ zone of the Hoyle Pond underground operation. The Hoyle Pond Deep project continued to advance during the third quarter as preparation progressed toward shaft sinking in the first quarter of 2012. Exploration at Hoyle Pond focused on lateral and depth extension of current mineralized zones, as well as expansion of the TVZ zone. This zone has been successfully extended up-dip and remains open both down-dip and to the east. Seven drills on the surface continued to intercept mineralized zones similar to those found at depth and positive results continue.

Gold production at Musselwhite during the third quarter totaled 59,700 ounces at a total cash cost of $778 per ounce. Exploration continued to focus on the underground extension of the Lynx zone and PQ Deeps resources. The Lynx resource discovery has been extended 200 metres north of the resource boundary, with mineralization open along strike and up- and down-dip. Underground drilling in the PQ Deeps extended the resource 125 metres north of the resource boundary and remains open along strike. Surface drilling on the north shore of Opapamiskin Lake continues to investigate the projection of the Lynx zone.

Record Performance

At Marlin in Guatemala, both gold and silver production achieved quarterly records. Gold production increased 50% to 95,000 ounces at a total cash cost of negative $347 per ounce while silver production increased 62% to 2,291,100 ounces. Increases in production were driven by higher gold and silver grades and an 11% increase in tonnes milled. The increased head grades resulted from higher grades at the pit bottom, in line with the mine plan. Mining operations at Marlin will transition to exclusively underground mining as mining in the pit concludes during 2012. Exploration success continues at the Delmy vein discovery adjacent to current underground mining operations. Access to the vein has been developed at three levels and two ventilation raises to the surface have been completed. Mining from this zone will occur during the fourth quarter.

Advancing the Project Pipeline

At the Pueblo Viejo project in the Dominican Republic, overall construction is now more than 75% complete. A major rainfall event that occurred in May required remediation of damage to the partially constructed starter tailings dam facility and as a result, first production is now anticipated in mid-2012. Goldcorp's share of annual gold production in the first full five years of operation is expected to average 415,000-450,000 ounces at total cash costs of between $275 and $300 per ounce[7].

At the end of the third quarter of 2011, brick lining of all four autoclaves was completed. During the third quarter, remediation of the starter tailings dam progressed with the joint venture in receipt of all necessary approvals to allow construction of the dam to its full height. Work continues toward achieving key milestones, including the connection of power to the site.

As part of a longer-term, optimized power solution for Pueblo Viejo, a plan is underway to construct a dual fuel power plant at an additional gross cost of approximately $300 million

(100%), or $120 million (Goldcorp's 40% share). The new plant is expected to provide lower cost, longer term power to the project.

At the Cerro Negro project in Argentina, the Eureka decline continues to advance, reaching a length of 1,432 metres toward a total extent of 3,900 metres. The first vertical ventilation shaft was completed and a second, larger vertical vent raise progressed to a depth of approximately 155 meters with completion expected by the end of October. An amended Environmental Impact Assessment was submitted to Provincial authorities which, once approved, will permit plant throughput to be increased from 1,850 to 4,000 tonnes per day and; mining to occur from three separate underground mines concurrently, rather than just the Eureka vein. Earth works in and around the plant area and access road upgrades also continued during the quarter.

Exploration drilling focused on in-fill and extensional drilling at existing vein resources. Drilling in the third quarter of 2011 with a total of 48,263 metres of core completed compared to 39,823 metres drilled during the second quarter. Eight surface drills are now focused on expansion of the Mariana Central, Mariana Norte and San Marcos veins, where drilling is extending the veins mainly to the east and at depth. Reserve additions from these three veins have the potential to augment the near-term production profile at Cerro Negro. A regional exploration team is being developed that will allow exploration outside of the core Cerro Negro vein areas later in 2011 and throughout 2012.

At the Éléonore project in Quebec, 36,000 metres of in-fill surface diamond drilling has been completed year-to-date. Drilling is focused primarily in a zone between 450 metres and 800 metres below surface, significantly increasing the level of confidence in the geologic model and mineral resources. An additional 9,000 metres of drilling is planned for the next quarter to continue defining the central portion of the ore body and to test high-grade results to the north.

The exploration ramp has now advanced 500 metres in length. The ramp will provide drilling locations for further resource definition and will access the exploration shaft at the 650-metre level. The exploration shaft reached a depth of 500 metres with completion to full 725 metre depth targeted for the second quarter of 2012.

Detailed engineering of the production shaft and related infrastructure has progressed during the quarter. Long-lead time delivery equipment is being ordered. The Environmental and Social Impact Assessment permit for full construction is expected to be received in the fourth quarter of 2011.

At Cochenour in Ontario, the new 5.5 metre diameter Cochenour shaft commenced to the 150 level. Construction of surface facilities also progressed, including completion of headframe steel erection and collar house, pumping and electrical distribution equipment. The Cochenour-Red Lake Haulage Drift advanced to 35% of completion at quarter-end, with the two drills now testing the exploration potential of this underexplored area in the heart of the Red Lake district.

Successful exploration and development work continued at Camino Rojo, an advanced-stage district project near Peñasquito. A total of 18,767 metres were drilled in the third quarter, including 44 resource expansion and in-fill core holes, plus 10 condemnation holes in anticipation of site facilities. Bulk samples have been shipped to Peñasquito for metallurgical column tests. Geologic modeling has begun for completion of an updated resource block model at year-end. At Noche Buena another advanced-stage district project near Peñasquito, new exploration drilling has confirmed structurally controlled higher grade mineralization trends within the resource envelope. Follow-up drilling has been planned to in-fill the oxide portion of these trends.

At the El Morro project in Chile, technical work on the update to the 2008 feasibility study was completed during the quarter and is now under management review. The results have indicated first gold production approximately five to six years from project approval date with a capital cost anticipated to be $3.9 billion. Condemnation drilling continues with two rigs on site, operating in the future mine waste deposit area, with an additional two rigs planned for the fourth quarter.

Outlook

The Company has reaffirmed revised 2011 production guidance of between 2.50-2.55 million ounces of gold. Total cash costs for the year are expected to be between $180 to $220 per ounce on a by-product basis and between $500-$550 per ounce on a co-product basis.

This release should be read in conjunction with Goldcorp's third quarter 2011 financial statements and MD&A report on the Company's website, www.goldcorp.com, in the "Investor Resources – Reports & Filings" section under "Quarterly Reports".

A conference call will be held on October 27, 2011 at 10:00 a.m. (PDT) to discuss the third quarter results. Participants may join the call by dialing toll free 1-800-355-4959 or 1-416-695-6617 for calls from outside Canada and the US. A recorded playback of the call can be accessed after the event until November 27, 2011 by dialing 1-800-408-3053 or 1-905-694-9451 for calls outside Canada and the US. Pass code: 6608575. A live and archived audio webcast also be available at www.goldcorp.com.

Goldcorp is one of the world's fastest growing senior gold producers. Its low-cost gold production is located in safe jurisdictions in the Americas and remains 100% unhedged.

(1) Adjusted net earnings and adjusted net earnings per share are non-GAAP measures. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Refer to page 40 of the 2011 third quarter MD&A for a reconciliation of adjusted earnings to reported net earnings.

(2) Operating cash flows before working capital changes is a non-GAAP performance measure which the Company believes provides a better indicator of the Company's ability to generate cash flows from its mining operations. Cash provided by operating activities reported in accordance with GAAP was $723 million and $1,639 million for the three and nine months ended September 30, 2011, respectively.

(3) The Company has included non-GAAP performance measures, total cash costs, by-product and co-product, per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The Company follows the recommendations of the Gold Institute Production Cost Standard. The Company believes that, in addition to conventional measures prepared in accordance with GAAP, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Total cash costs on a by-product basis are calculated by deducting by-product copper, silver, lead and zinc sales revenues from production cash costs.

Commencing in 2011, production costs are allocated to each co-product based on the ratio of actual sales volumes multiplied by budget metals prices of $1,250 per ounce of gold, $20 per ounce of silver, $3.25 per pound of copper, $0.90 per pound of lead and $0.90 per pound of zinc, rather than realized sales prices. Using actual realized sales prices, the co-product total cash costs would be $561 per gold ounce for the three months ending September 30, 2011. Refer to page 39 of the 2011 third quarter MD&A for a reconciliation of total cash costs to reported production costs.

(4) The Company has included a non-GAAP performance measure, margin per gold ounce, throughout this document. The Company reports margin on a sales basis. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

(in $ millions, except where noted)	Q3'11
Revenues per Financial Statements	$1,308
Treatment and refining charges on concentrate sales	32
By-product silver and copper sales and other	(358)
Gold revenues	982
Divided by ounces of gold sold	571,500
Realized gold price per ounce	$1,719
Deduct total cash costs per ounce of gold sold[3]	$258
Margin per gold ounce	$1,461

(5)   Free cash flows is a non-GAAP performance measure which the Company believes that, in addition to conventional measures prepared in accordance with GAAP, the Company and certain investors use this information to evaluate the Company's performance. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP. Free cash flows are calculated by deducting expenditures on mining interests, deposits on mining interest expenditures and capitalized interest paid from net cash provided by operating activities of continuing operations. Refer to page 40 of the 2011 third quarter MD&A for a reconciliation of free cash flows to reported net cash provided by operating activities of continuing operations.

(6)   Net cash position is the quarter-end cash balance less the face value of the convertible debenture of $862 million which includes the liability and equity components.

(7)   Based on gold price and oil assumptions of $1,300/oz and $90/bbl, respectively.

Cautionary Note Regarding Forward-Looking Statements

This press release contains "forward-looking statements", within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, concerning the business, operations and financial performance and condition of Goldcorp Inc. ("Goldcorp"). Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, silver, copper, lead and zinc, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, hedging practices, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, timing and possible outcome of pending litigation, title disputes or claims and limitations on insurance coverage. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates", "believes" or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof.

Forward-looking statements are made based upon certain assumptions and other important factors that, if untrue, could cause the actual results, performances or achievements of Goldcorp to be materially different from future results, performances or achievements expressed or implied by such statements. Such statements and information are based on numerous assumptions regarding present and future business strategies and the environment in which Goldcorp will operate in the future, including the price of gold, anticipated costs and ability to achieve goals. Certain important factors that could cause actual results, performances or achievements to differ materially from those in the forward-looking statements include, among others, gold price volatility, discrepancies between actual and estimated production, mineral reserves and resources and metallurgical recoveries, mining operational and development risks, litigation risks, regulatory restrictions (including environmental regulatory restrictions and liability), activities by governmental authorities (including changes in taxation), currency fluctuations, the speculative nature of gold exploration, the global economic climate, dilution, share price volatility, competition, loss of key employees, additional funding requirements and defective title to mineral claims or property. Although Goldcorp has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.

Forward-looking statements are subject to known and unknown risks, uncertainties and other important factors that may cause the actual results, level of activity, performance or achievements of Goldcorp to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: risks related to the integration of acquisitions; risks related to international operations, including economical and political instability in foreign jurisdictions in which Goldcorp operates; risks related to current global financial conditions; risks related to joint venture operations; actual results of current exploration activities; environmental risks; future prices of gold, silver, copper, lead and zinc; possible variations in ore reserves, grade or recovery rates; mine development and operating risks; accidents, labour disputes and other risks of the mining industry; delays in obtaining governmental approvals or financing or in the completion of development or construction activities; risks related to indebtedness and the service of such indebtedness, as well as those factors discussed in the section entitled "Description of the Business – Risk Factors" in Goldcorp's annual information form for the year ended December 31, 2010 available at www.sedar.com. Although Goldcorp has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Forward-looking statements are made as of the date hereof and accordingly are subject to change after such date. Except as otherwise indicated by Goldcorp, these statements do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations or other transactions that may be announced or that may occur after the date hereof. Forward-looking statements are provided for the purpose of providing information about management's current expectations and plans and allowing investors and others to get a better understanding of our operating environment. Goldcorp does not undertake to update any forward-looking statements that are included in this document, except in accordance with applicable securities laws.

CONTACT INFORMATION:

Jeff Wilhoit
Vice President, Investor Relations
(604) 696-3074
Fax: (604) 696-3001
Email: info@goldcorp.com
Website: www.goldcorp.com

FINANCIAL STATEMENTS TO FOLLOW

SUMMARIZED FINANCIAL RESULTS

(in millions of United States dollars, except per share and per ounce amounts)

	Three Months Ended September 30	
	2011	2010[1]
Revenues	**$1,308**	$885
Gold produced (ounces)	**592,100**	588,600
Gold sold (ounces)	**571,500**	567,500
Copper produced (thousands of pounds)	**28,600**	25,000
Copper sold (thousands of pounds)	**23,700**	23,100
Silver produced (ounces)	**6,494,300**	2,941,200
Silver sold (ounces)	**5,821,800**	3,179,000
Lead produced (thousands of pounds)	**33,600**	11,300
Lead sold (thousands of pounds)	**29,200**	10,700
Zinc produced (thousands of pounds)	**66,400**	18,800
Zinc sold (thousands of pounds)	**67,400**	13,200
Average realized gold price (per ounce)	**$1,719**	$1,239
Average London spot gold price (per ounce)	**$1,702**	$1,227
Average realized copper price (per pound)	**$2.61**	$4.38
Average London spot copper price (per pound)	**$4.07**	$3.29
Average realized silver price (per ounce)	**$32.49**	$19.34
Average London spot silver price (per ounce)	**$38.80**	$18.97
Average realized lead price (per ounce)	**$1.00**	$1.07
Average London spot lead price (per ounce)	**$1.12**	$0.92
Average realized zinc price (per ounce)	**$0.93**	$1.05
Average London spot zinc price (per ounce)	**$1.01**	$0.91
Total cash costs – by-product (per gold ounce)	**$258**	$260
Total cash costs – co-product (per gold ounce)	**$551**	$435

Production Data:

		2011	2010[1]
Red Lake gold mines :	Tonnes of ore milled	**201,200**	218,500
	Average mill head grade (grams per tonne)	**19.95**	26.16
	Gold ounces produced	**127,000**	176,100
	Total cash cost per ounce – by-product	**$405**	$268
Porcupine mines :	Tonnes of ore milled	**1,010,100**	1,043,500
	Average mill head grade (grams per tonne)	**2.57**	2.31
	Gold ounces produced	**76,300**	68,900
	Total cash cost per ounce – by-product	**$614**	$526
Musselwhite mine :	Tonnes of ore milled	**301,200**	348,700
	Average mill head grade (grams per tonne)	**6.25**	5.64
	Gold ounces produced	**59,700**	58,100
	Total cash cost per ounce – by-product	**$778**	$632

(1) Peñasquito information included in 2010 is for the 1 month ended September 30, 2010.

SUMMARIZED FINANCIAL RESULTS (Cont.)

(in millions of United States dollars, except per share and per ounce amounts)

		Three Months Ended September 30	
		2011	2010
Production Data (Cont.):			
Peñasquito : [1]	Tonnes of ore mined	**8,690,400**	2,417,600
	Tonnes of waste removed	**26,074,600**	11,934,000
	Tonnes of ore milled	**7,084,500**	2,214,200
	Average head grade (grams per tonne) – gold	**0.36**	0.29
	Average head grade (grams per tonne) – silver	**25.27**	28.70
	Average head grade (%) – lead	**0.33**	0.40
	Average head grade (%) – zinc	**0.63**	0.70
	Gold ounces produced	**55,800**	17,300
	Silver ounces produced	**4,203,200**	1,530,500
	Lead (thousands of pounds) produced	**33,600**	11,300
	Zinc (thousands of pounds) produced	**66,400**	18,800
	Total cash cost per ounce – by-product	**($796)**	($577)
	Total cash cost per ounce – co-product	**$862**	$499
Los Filos mine :	Tonnes of ore mined	**6,639,200**	6,734,700
	Tonnes of waste removed	**12,327,500**	6,837,300
	Tonnes of ore processed	**6,684,100**	6,846,700
	Average grade processed (grams per tonne)	**0.74**	0.67
	Gold ounces produced	**73,200**	66,500
	Total cash cost per ounce – by-product	**$490**	$438
El Sauzal mine :	Tonnes of ore mined	**555,300**	584,700
	Tonnes of waste removed	**1,017,900**	842,600
	Tonnes of ore milled	**526,400**	523,500
	Average mill head grade (grams per tonne)	**1.63**	2.55
	Gold ounces produced	**26,100**	40,600
	Total cash cost per ounce – by-product	**$475**	$258
Marlin mine :	Tonnes of ore milled	**415,900**	373,900
	Average mill head grade (grams per tonne) – gold	**7.62**	5.52
	Average mill head grade (grams per tonne) – silver	**188**	133
	Gold ounces produced	**95,000**	63,400
	Silver ounces produced	**2,291,100**	1,410,700
	Total cash cost per ounce – by-product	**($347)**	$52
	Total cash cost per ounce – co-product	**$345**	$367
Alumbrera mine : [2]	Tonnes of ore mined	**2,320,900**	2,244,100
	Tonnes of waste removed	**4,954,900**	5,587,800
	Tonned of ore milled	**3,718,900**	3,493,800
	Average mill head grade (grams per tonne) – gold	**0.44**	0.42
	Average mill head grade (%) – copper	**0.44**	0.40
	Gold ounces produced	**38,200**	34,100
	Copper (thousands of pounds) produced	**28,600**	25,000
	Total cash cost per ounce – by-product	**($45)**	($896)
	Total cash cost per ounce – co-product	**$646**	$769

(1) Peñasquito information included in 2010 is for the 1 month ended September 30, 2010.

(2) Shown at Goldcorp's interest – 37.5%

SUMMARIZED FINANCIAL RESULTS (Cont.)

(in millions of United States dollars, except per share and per ounce amounts)

		Three Months Ended September 30	
		2011	2010
Production Data (Cont.):			
Marigold mine : [3]	Tonnes of ore mined	**2,451,800**	1,736,300
	Tonnes of waste removed	**5,488,100**	6,678,800
	Tonnes of ore processed	**2,451,800**	1,736,300
	Average grade processed (grams per tonne)	**0.64**	0.55
	Gold ounces produced	**25,600**	16,800
	Total cash cost per ounce – by-product	**$788**	$817
Wharf mine :	Tonnes of ore mined	**1,124,400**	991,700
	Tonnes of ore processed	**897,600**	876,500
	Average grade processed (grams per tonne)	**1.03**	0.62
	Gold ounces produced	**15,200**	19,600
	Total cash cost per ounce – by-product	**$614**	$679
Financial Data:			
Cash provided by operating activities of continuing operations		**$723**	$418
Net earnings from continuing operations attributable to shareholders of Goldcorp Inc.		**$336**	$305
Net earnings attributable to shareholders of Goldcorp Inc.		**$336**	$723
Net earnings per share from continuing operations – basic		**$0.42**	$0.41
Net earnings per share – basic		**$0.42**	$0.98
Adjusted net earnings per share – basic		**$0.57**	$0.33
Weighted average number of shares outstanding (000's)		**808,575**	736,136

(3) Shown at Goldcorp's interest – 66.67%

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF EARNINGS

(In millions of United States dollars, except for per share amounts - Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30	
	2011	2010	**2011**	2010
Revenues	$ **1,308**	$ 885	$ **3,847**	$ 2,418
Mine operating costs				
Production costs	**(460)**	(340)	**(1,423)**	(973)
Depreciation and depletion	**(163)**	(149)	**(505)**	(408)
	(623)	(489)	**(1,928)**	(1,381)
Earnings from mine operations	**685**	396	**1,919**	1,037
Exploration and evaluation costs	**(16)**	(15)	**(42)**	(43)
Share of net losses of associates	**(6)**	(3)	**(12)**	(3)
Corporate administration	**(53)**	(53)	**(172)**	(135)
Earnings from operations and associates	**610**	325	**1,693**	856
Gain on disposition of securities	**-**	-	**320**	-
(Losses) gains on derivatives, net	**(20)**	57	**(5)**	35
Gains on dispositions of mining interests, net	**-**	-	**-**	407
Finance costs	**(5)**	(8)	**(16)**	(21)
Other (expenses) income	**(13)**	(2)	**21**	(18)
Earnings from continuing operations before taxes	**572**	372	**2,013**	1,259
Income taxes	**(236)**	(67)	**(537)**	(198)
Net earnings from continuing operations	**336**	305	**1,476**	1,061
Net earnings from discontinued operations	**-**	416	**-**	426
Net earnings	$ **336**	$ 721	$ **1,476**	$ 1,487
Net earnings from continuing operations attributable to:				
Shareholders of Goldcorp Inc.	$ **336**	$ 305	$ **1,476**	$ 1,061
Non-controlling interests	**-**	-	**-**	-
	$ **336**	$ 305	$ **1,476**	$ 1,061
Net earnings (loss) attributable to:				
Shareholders of Goldcorp Inc.	$ **336**	$ 723	$ **1,476**	$ 1,491
Non-controlling interests	**-**	(2)	**-**	(4)
	$ **336**	$ 721	$ **1,476**	$ 1,487
Net earnings per share from continuing operations				
Basic	$ **0.42**	$ 0.41	$ **1.84**	$ 1.44
Diluted	**0.41**	0.32	**1.80**	1.38
Net earnings per share				
Basic	$ **0.42**	$ 0.98	$ **1.84**	$ 2.03
Diluted	**0.41**	0.87	**1.80**	1.95

CONDENSED INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
(In millions of United States dollars - Unaudited)

	Three Months Ended September 30		Nine Months Ended September 30	
	2011	2010	2011	2010
Operating Activities				
Net earnings from continuing operations	$ 336	$ 305	$ 1,476	$ 1,061
Adjustments for:				
Reclamation expenditures	(8)	(3)	(18)	(13)
Gain on disposition of securities	-	-	(320)	-
Gains on dispositions of mining interests, net	-	-	-	(407)
Items not affecting cash				
Depreciation and depletion	163	149	505	408
Share of net losses of associates	6	3	12	3
Share-based compensation expense	24	20	77	47
Realized and unrealized losses (gains) on derivatives, net	14	(53)	(13)	(29)
Accretion of reclamation and closure cost obligations	3	4	10	11
Deferred income tax expense (recovery)	153	33	143	(63)
Other	(10)	(1)	(11)	27
Change in working capital	42	(39)	(222)	38
Net cash provided by operating activities of continuing operations	723	418	1,639	1,083
Net cash provided by operating activities of discontinued operations	-	3	-	24
Investing Activities				
Acquisitions, net of cash acquired	-	-	-	(797)
Expenditures on mining interests	(466)	(231)	(1,217)	(799)
Deposits on mining interests expenditures	(25)	(12)	(39)	(37)
Interest paid	(8)	(9)	(17)	(12)
Repayment of capital investment in Pueblo Viejo	-	-	64	192
Proceeds from dispositions of mining interests, net	-	-	-	267
Income taxes paid on disposition of Silver Wheaton shares	-	-	-	(149)
Proceeds from sale of securities, net	-	-	519	-
Purchase of securities and other investments	(124)	(15)	(154)	(19)
Other	(1)	(1)	(6)	2
Net cash used in investing activities of continuing operations	(624)	(268)	(850)	(1,352)
Net cash provided by (used in) investing activities of discontinued operations	-	153	(88)	132
Financing Activities				
Debt borrowings	-	40	-	770
Debt repayments	-	(40)	-	(770)
Common shares issued, net of issue costs	75	8	470	69
Dividends paid to shareholders	(82)	(33)	(239)	(99)
Other	-	(1)	-	(2)
Net cash (used in) provided by financing activities of continuing operations	(7)	(26)	231	(32)
Net cash provided by financing activities of discontinued operations	-	1	-	49
Effect of exchange rate changes on cash and cash equivalents	6	5	(12)	4
Increase (decrease) in cash and cash equivalents	98	286	920	(92)
Cash and cash equivalents, beginning of period	1,378	497	556	875
Cash and cash equivalents reclassified as held for sale	-	(51)	-	(51)
Cash and cash equivalents, end of period	$ 1,476	$ 732	$ 1,476	$ 732

CONDENSED INTERIM CONSOLIDATED BALANCE SHEETS
(In millions of United States dollars - Unaudited)

	At September 30 2011	At December 31 2010	At January 1 2010
Assets			
Current assets			
Cash and cash equivalents	$ 1,476	$ 556	$ 875
Accounts receivable	386	444	279
Inventories and stockpiled ore	529	397	349
Notes receivable	65	64	-
Asset held for sale	-	-	57
Other	318	115	95
	2,774	1,576	1,655
Mining interests			
Owned by subsidiaries	23,906	23,499	16,731
Investments in associates	1,522	1,251	565
	25,428	24,750	17,296
Goodwill	762	762	762
Investments in securities	213	924	388
Note receivable	47	47	-
Deposits on mining interests expenditures	28	6	87
Other	152	122	116
Total assets	$ 29,404	$ 28,187	$ 20,304
Liabilities			
Current liabilities			
Accounts payable and accrued liabilities	$ 539	$ 561	$ 392
Income taxes payable	66	224	184
Derivative liabilities	87	97	11
Other	35	28	49
	727	910	636
Deferred income taxes	6,035	5,978	3,897
Long-term debt	726	695	656
Derivative liabilities	330	328	303
Provisions	319	354	298
Income taxes payable	126	102	48
Other	67	54	40
Total liabilities	8,330	8,421	5,878
Equity			
Shareholders' equity			
Common shares, stock options and restricted share units	16,963	16,407	13,463
Investment revaluation (deficit) reserve	(25)	460	137
Retained earnings	3,923	2,686	775
	20,861	19,553	14,375
Non-controlling interests	213	213	51
Total equity	21,074	19,766	14,426
Total liabilities and equity	$ 29,404	$ 28,187	$ 20,304